Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

May 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:   Elisabeth Bentzinger

            Senior Counsel

Nuveen High Income December 2019 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-209703; 811-23141

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen High Income December 2019 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on May 10, 2016, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Susan Portelli
Name:	Susan Portelli
Title:	Executive Director